                                 UNITED STATES
                                 SECURITIES AND
                              EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                            Newberry Bancorp, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  650 667 207
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

            Stephen Lange Ranzini, Federal Heritage Bldg., 209 East
          Portage Street, Sault Ste. Marie, MI  49783, (906) 635-0228
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               December 8, 1995
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 15 pages
                           Exhibit Index on page 15

CUSIP NO. 650 667 207

------------------------------------------------------------------------------
1)    Name of Reporting Person                              Joseph L. Ranzini

      S.S. or I.R.S. Identification
      No. of Above Person                                   ###-##-####
------------------------------------------------------------------------------
2)    Check the Appropriate Box                             (a)  _____
      if a Member of a Group                                (b)  _____
      (See Instructions)
------------------------------------------------------------------------------
3)    SEC Use Only

------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                                            00
------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                      / /
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                          United States
------------------------------------------------------------------------------
Number of                 7)  Sole Voting Power             368,251
Shares                    ----------------------------------------------------
Beneficially              8)  Shared Voting Power           343,000
Owned by                  ----------------------------------------------------
Each Report-              9)  Sole Dispositive Power        368,251
ing Person                ----------------------------------------------------
With                      10) Shared Dispositive Power      343,000
------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                        711,251
------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount
      in Row (11) Excludes Certain                          /X/
      Shares (See Instructions)
------------------------------------------------------------------------------
13)   Percent of Class Represented
      by Amount in Row (11)                                 57.7%
------------------------------------------------------------------------------
14)   Type of Reporting Person
      (See Instructions)                                    00, IN
------------------------------------------------------------------------------

CUSIP NO. 650 667 207

--------------------------------------------------------------------------------
1)    Name of Reporting Person                             Stephen Lange Ranzini

      S.S. or I.R.S. Identification
      No. of Above Person                                  ###-##-####
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                            (a)   _____
      if a Member of a Group                               (b)   _____
      (See Instructions)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                                           00, PF
--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                     / /
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                         United States
--------------------------------------------------------------------------------
Number of                 7)  Sole Voting Power            25,350
Shares                    ------------------------------------------------------
Beneficially              8)  Shared Voting Power          166,754
Owned by                  ------------------------------------------------------
Each Report-              9)  Sole Dispositive Power       25,350
ing Person                ------------------------------------------------------
With                      10) Shared Dispositive Power     166,754
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                       192,104
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount
      in Row (11) Excludes Certain                         /X/
      Shares (See Instructions)
--------------------------------------------------------------------------------
13)   Percent of Class Represented
      by Amount in Row (11)                                15.6%
--------------------------------------------------------------------------------
14)   Type of Reporting Person
      (See Instructions)                                   00, IN
--------------------------------------------------------------------------------

CUSIP NO. 650 667 207

--------------------------------------------------------------------------------
1)    Name of Reporting Person                             Mildred Lange Ranzini

      S.S. or I.R.S. Identification
      No. of Above Person                                  ###-##-####
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                             (a)  _____
      if a Member of a Group                                (b)  _____
      (See Instructions)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                                            00, PF
--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                      / /
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                          United States
--------------------------------------------------------------------------------
Number of                 7)  Sole Voting Power             30,000
Shares                    ------------------------------------------------------
Beneficially              8)  Shared Voting Power           452,872
Owned by                  ------------------------------------------------------
Each Report-              9)  Sole Dispositive Power        30,000
ing Person                ------------------------------------------------------
With                     10)  Shared Dispositive Power      452,872
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                        482,872
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount
      in Row (11) Excludes Certain                          /X/
      Shares (See Instructions)
--------------------------------------------------------------------------------
13)   Percent of Class Represented
      by Amount in Row (11)                                 38.9%
--------------------------------------------------------------------------------
14)   Type of Reporting Person
      (See Instructions)                                    00, IN
--------------------------------------------------------------------------------

CUSIP NO. 650 667 207

--------------------------------------------------------------------------------
1)    Name of Reporting Person                           Irrevocable Trust dated
                                                         November 8, 1990
      S.S. or I.R.S. Identification
      No. of Above Person
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                          (a)  _____
      if a Member of a Group                             (b)  _____
      (See Instructions)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                                         00
--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                   / /
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                       Virginia
--------------------------------------------------------------------------------
Number of                 7)  Sole Voting Power          320,000
Shares                    ------------------------------------------------------
Beneficially              8)  Shared Voting Power
Owned by                  ------------------------------------------------------
Each Report-              9)  Sole Dispositive Power     320,000
ing Person                ------------------------------------------------------
With                      10) Shared Dispositive Power
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                     320,000
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount
      in Row (11) Excludes Certain                       /X/
      Shares (See Instructions)
--------------------------------------------------------------------------------
13)   Percent of Class Represented
      by Amount in Row (11)                              26.0%
--------------------------------------------------------------------------------
14)   Type of Reporting Person
      (See Instructions)                                 00
--------------------------------------------------------------------------------

CUSIP NO. 650 667 207

--------------------------------------------------------------------------------
1)    Name of Reporting Person                           Irrevocable Trust dated
                                                         December 20, 1989
      S.S. or I.R.S. Identification
      No. of Above Person
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                          (a)  _____
      if a Member of a Group                             (b)  _____
      (See Instructions)
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                                         00
--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                   / /
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                       Virginia
--------------------------------------------------------------------------------
Number of                 7)  Sole Voting Power          132,872
Shares                    ------------------------------------------------------
Beneficially              8)  Shared Voting Power
Owned by                  ------------------------------------------------------
Each Report-              9)  Sole Dispositive Power     132,872
ing Person                ------------------------------------------------------
With                      10) Shared Dispositive Power
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                     132,872
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount
      in Row (11) Excludes Certain                       /X/
      Shares (See Instructions)
--------------------------------------------------------------------------------
13)   Percent of Class Represented
      by Amount in Row (11)                              10.8%
--------------------------------------------------------------------------------
14)   Type of Reporting Person
      (See Instructions)                                 00
--------------------------------------------------------------------------------





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

              The Statement on Schedule 13D, dated January 9, 1991, as amended (the "Original Statement"), of Joseph L. Ranzini, individually and as trustee, Stephen Lange Ranzini, individually and as trustee, Mildred Lange Ranzini, individually and as trustee, and Paul B. Clare, individually and as trustee, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Newberry Bancorp, Inc. (the "Corporation") is hereby amended and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

              The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock"), of Newberry Bancorp, Inc., a Delaware corporation (the "Corporation"), with its principal executive offices at 209 East Portage Street, Sault Ste. Marie, Michigan 49783.

ITEM 2.  IDENTITY AND BACKGROUND.

              (a) This Statement is jointly filed by Joseph L. Ranzini, individually and as a Second Trust Trustee (as hereinafter defined), Stephen Lange Ranzini, individually and as a First Trust Trustee (as hereinafter defined), Mildred Lange Ranzini, individually and as a First Trust Trustee, an Irrevocable Trust (the "First Trust") governed by a Trust Agreement dated December 20, 1989, between Joseph L. Ranzini, as Grantor, and Mildred Lange Ranzini, Stephen Lange Ranzini and Paul B. Clare, as Trustees (each a "First Trust Trustee" and collectively, the "First Trust Trustees"), and an Irrevocable Trust (the "Second Trust") governed by Trust Agreement dated November 8, 1990, between Joseph L. Ranzini, as Grantor, and Joseph L. Ranzini, Mildred Lange Ranzini and Paul B. Clare, as Trustees (each a "Second Trust Trustee" and collectively, the "Second Trust Trustees"). The First Trust and the Second Trust are herein sometimes called the "Trusts". The First Trust Trustees and the Second Trust Trustees are sometimes herein collectively called the "Trustees". Paul B. Clare, originally a First Trustee and a Second Trustee, is deceased.

              Angela C. Ranzini, M.D., Catherine Ranzini Clare, Joseph Lange Ranzini, M.D., Paul Lange Ranzini and Stephen Lange Ranzini, each of whom is a child of Joseph L. and Mildred Lange Ranzini, are the primary beneficiaries of the First Trust, in equal one-fifth shares. Stephen Lange Ranzini is the primary beneficiary of the Second Trust.

              (b)-(c) Joseph L. Ranzini's business address is 209 East Portage Street, Sault Ste. Marie, Michigan 49783, and presently his principal occupation is acting as President and the chairman of the board of Michigan BIDCO, Inc. ("BIDCO"). BIDCO is a Rural Business and Industrial Development Company, licensed by the Michigan Financial Institutions Bureau under the State of Michigan

BIDCO program, which invests in businesses in northern Michigan with the objective of fostering job growth and economic development. Joseph L. Ranzini is also Chairman of the Board, Secretary and a director of the Corporation.
The Corporation, its wholly-owned subsidiary, University Bank, a Michigan State chartered bank (the "Bank"), Joseph L. Ranzini, Stephen Lange Ranzini, Mildred Lange Ranzini and the Trusts own equity securities of BIDCO. Joseph L. Ranzini holds director, officer and/or other positions with a number of the businesses in which BIDCO invests.

              Stephen Lange Ranzini's business address is at 209 East Portage Avenue, Sault Ste. Marie, Michigan 49873. He is a director, President and Chief Executive Officer of the Corporation. Stephen Lange Ranzini is also a director and Senior Vice President - Mortgage Banking of the Bank. He is also a director and the Treasurer of BIDCO, and he holds director, officer and/or other positions with a number of the businesses in which BIDCO invests. He is the son of Joseph L. Ranzini.

              Mildred Lange Ranzini's address is 173 West Queens Drive, Williamsburg, Virginia 23185. She is a director and Assistant Secretary of the Corporation. She does not otherwise presently hold an active business position. She is the spouse of Joseph L. Ranzini.

              The business address of each of the Trusts is at 209 East Portage Avenue, Sault Ste. Marie, Michigan 49873. Each Trust was formed for the benefit of members of the Ranzini family and engages in no active business other than investment of Trust assets.

              (d) During the last five years, none of Joseph L. Ranzini, Stephen Lange Ranzini and Mildred Lange Ranzini, nor either of the Trusts, has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

              (e) During the last five years, none of Joseph L. Ranzini, Stephen Lange Ranzini and Mildred Lange Ranzini, nor either of the Trusts, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Each of Joseph L. Ranzini, Mildred Lange Ranzini and Stephen Lange Ranzini is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The shares of Common Stock beneficially owned by Stephen Lange Ranzini include: (a) 10,882 shares allocated to him under the Corporation's Employee Stock Ownership Plan (the "ESOP");

(b) 1,600 shares which Mr. Ranzini purchased in August 1994 for $6,416 (for which he used personal funds to complete such purchase); and (c) 22,750 shares which he acquired a part of a larger transaction in March 1992 with an individual, pursuant to which Mr. Ranzini sold his 1/2 individual interest in a parcel of real property located in Florida for $90,278.02 and the transfer of such shares to him.

              The shares of Common Stock beneficially owned by Mildred Lange Ranzini include: (a) 10,000 shares issuable upon exercise of an option granted to her, as a director of the Corporation, by the Corporation at an exercise price of $3.125 per share (the consideration for such option being services rendered as a director of the Corporation); and (b) 20,000 shares purchased by Mrs. Ranzini in 1994 for $100,000, using cash from her personal funds.

              The shares beneficially owned by the Trusts consist of shares contributed to the Trusts by Joseph L. Ranzini as the grantor thereof.

              The shares reported as beneficially owned by each of Joseph L. Ranzini, Stephen Lange Ranzini and Mildred Lange Ranzini also include 23,000 shares acquired by Michigan Bidco, Inc. ("BIDCO"), as partial consideration for the acquisition by the Bank of all of the capital stock of a corporation of which BIDCO was a minority shareholder. The Corporation and the Bank are holders of equity securities of BIDCO and such individuals and the Trusts are officers, directors and/or shareholders of BIDCO and of the Corporation.

              The balance of the shares reported as beneficially owned by Joseph L. Ranzini and by the Trusts were originally acquired by Mr. Ranzini pursuant to a merger effective as of the end of the day on December 31, 1989 (the "Merger") of a wholly-owned subsidiary of the Corporation (the Corporation at that time was named "Fortune 44 Company") into Newberry Holdings Inc. ("Holdings"), a Michigan corporation (Holdings at that time was named "Newberry Bancorp, Inc."), pursuant to the terms of a certain Agreement, dated as of October 11, 1989, as amended, among the Corporation, Holdings and such subsidiary. Pursuant to the Merger, Joseph L. Ranzini, as the sole stockholder of Holdings, was issued, in respect of his 10,000 shares of common stock, without par value, of Holdings, 5,035,000 shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of the Corporation and 500,000 shares of Series A Convertible Participating Preferred Stock, par value $.001 per share ("Preferred Stock"), of the Corporation.

              The certificate of incorporation of the Corporation was amended on March 23, 1990 to increase the authorized shares of Class A Common Stock. By virtue of such amendment and pursuant to the provisions of the certificate of incorporation applicable to the Preferred Stock, all 500,000 outstanding shares of Preferred

Stock held by Joseph L. Ranzini were automatically converted to 4,000,000 shares of Class A Common Stock, increasing to 9,035,000 the total number of shares of Class A Common Stock beneficially owned by Joseph L. Ranzini as of March 23, 1990.

              As of December 27, 1990, the Corporation (i) effected a one-for-five reverse stock split pursuant to which every five shares of Class A Common Stock held by each stockholder were converted into and became one share of Common Stock, (ii) changed the name of the authorized shares of Class A Common Stock (after giving effect to the aforementioned reverse stock split) to Common Stock, and (iii) changed the par value of such Common Stock from $.001 per share to $.005 per share (collectively, all of such events being hereinafter referred to sometimes as the "1990 Reverse Stock Split"). As a result of the 1990 Reverse Stock Split, Joseph L. Ranzini's 9,035,000 shares of Class A Common Stock were converted to 1,807,000 shares of Common Stock as of December 27, 1990.

              As of May 15, 1992, the Corporation effected a one-for-two reverse stock split, which had the effect of converting such 1,807,000 shares of Common Stock into 903,500 shares of Common Stock.

              As of December 31, 1990 (after giving effect to each of the aforementioned reverse stock splits), Joseph L. Ranzini transferred (by gift) 58,250 shares of Common Stock to the First Trust and 320,000 shares of Common Stock to the Second Trust. As of January 7, 1991, Joseph L. Ranzini transferred (by gift) an additional 53,000 shares of Common Stock to the First Trust. In February 1996, he transferred (by gift) an additional 21,662 shares of Common Stock to the First Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

              As described under Item 3 above, as a result of the Merger and the transactions contemplated thereby, Joseph L. Ranzini acquired a total of 903,500 shares of Common Stock (adjusted to give effect to the aforementioned reverse stock splits), representing a majority of the outstanding shares of
Common Stock as of December 31, 1990.   Such transactions resulted in a change
of effective control of the Corporation to Joseph L. Ranzini.

              Joseph L. Ranzini has made certain transfers (by gift) of shares of Common Stock (see Items 2 and 3 hereof) to the First Trust and to the Second Trust in order to fund such Trusts for the benefit of various of his children under the terms of the Trusts.

              By virtue of their holdings of shares of Common Stock, Joseph L. Ranzini and the Trustees of the Trusts (in their capacities as such) have the voting power to elect all directors of the Corporation and to approve amendments to its certificate of incorporation, as well as other transactions requiring stockholder approval under applicable Delaware law.

              Joseph L. Ranzini may choose to make gifts of shares of Common Stock to either or both of the Trusts, or otherwise to members of his family, from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a)-(b) The aggregate number of shares of Common Stock deemed to be beneficially owned by Joseph L. Ranzini for the purposes of this Statement is 711,251, representing 57.7% of the outstanding shares of Common Stock of the Corporation as of December 31, 1995. Of such shares, he has sole voting and dispositive power as to the 389,873 shares registered in his name and shared voting and dispositive power, together with the other Second Trust Trustees, as to 320,000 shares, and could be deemed to share voting and dispositive power as to the 23,000 shares owned by BIDCO (see Item 3 above). Such shares do not include shares of Common Stock held by the First Trust with respect to which his wife, Mildred Lange Ranzini, and his son, Stephen Lange Ranzini, are First Trust Trustees and his children are the primary beneficiaries, and shares held directly by Mildred Lange Ranzini, and as to which Joseph L. Ranzini disclaims beneficial ownership. Joseph Lange Ranzini also disclaims beneficial ownership of shares held by BIDCO.

              The aggregate number of shares of Common Stock deemed to be beneficially owned by Stephen Lange Ranzini for the purposes of this Statement is 192,104. Of such shares, he has sole voting and dispositive power as to 25,550 shares held by him directly and he shares voting and dispositive power, together with the other First Trust Trustees, as to 132,872 shares. He also may be deemed to share voting power as to 10,882 shares allocated to him under the ESOP, and could be deemed to share voting and dispositive power as to the 23,000 shares owned by BIDCO (see Item 3 above). Such shares represent 15.6% of the outstanding shares of Common Stock as of December 31, 1993. Stephen Lange Ranzini disclaims beneficial ownership of shares held by BIDCO. The foregoing does not include the 320,000 shares of Common Stock held in the Second Trust with respect to which he is the primary beneficiary (but not a trustee).

              The aggregate number of shares of Common Stock deemed to be beneficially owned by Mildred Lange Ranzini for the purposes of this Statement is 482,872. She has sole voting and dispositive power as to 20,000 of such shares held directly by her and could be deemed to have sole voting and dispositive power as to 10,000 shares issuable upon the exercise of an option granted to her at an exercise price of $3.125 per share. Of such 482,872 shares, she shares voting and dispositive power, together with the other First Trust Trustees, as to 111,250 shares, and, together with the other Second Trust Trustees, as to 320,000 shares. All such shares represent 38.9% of the outstanding shares of Common Stock of the Corporation as of December 31, 1995. The foregoing does not include shares of Common Stock owned by her husband, Joseph L. Ranzini, or shares owned by BIDCO, as to which Mildred Lange Ranzini disclaims beneficial ownership.

              None of the shares of Common Stock referred to above include an option to purchase 10,000 shares of Common Stock at an exercise price of $3.125 per share granted to Paul B. Clare at the time he was a director of the Company. Mr. Clare is deceased and the option is currently held by his estate. Prior to his death, Mr. Clare was a First Trust Trustee and a Second Trust Trustee.

              (c) Since December 1, 1995, the following transactions involving shares of Common Stock have occurred:

              Effective as of December 8, 1995, the Corporation issued to Michigan Bidco, Inc. ("BIDCO"), as partial consideration for the acquisition by the Corporation's wholly owned subsidiary, University Bank (the "Bank") of all the outstanding capital stock of a corporation of which BIDCO was a minority stockholder. The Corporation and the Bank are holders of equity securities of BIDCO and Joseph L. Ranzini, Stephen Lange Ranzini, Mildred Lange Ranzini and the Trusts are officers, directors and/or stockholders of BIDCO and of the Corporation. The consideration attributable to the shares acquired by BIDCO was estimated by the Corporation at approximately $3.75 per share. The above named individuals and the Trusts disclaim beneficial ownership of the shares acquired by BIDCO.

              In February 1995, Joseph L. Ranzini contributed as a gift 21,622 shares of Common Stock to the First Trust.

              (d) Stephen Lange Ranzini is the sole primary beneficiary under the Second Trust and is entitled to all net income derived by such Trust from the 320,000 shares of Common Stock held by such Trust. He is also a primary beneficiary (with a one-fifth interest) of the First Trust and accordingly is entitled to 20% of all net income derived by such Trust from the 111,250 shares of Common Stock held by it.

              Angela C. Ranzini, Catherine Ranzini Clare, Joseph Lange Ranzini and Paul Lange Ranzini are also primary beneficiaries (each with a one-fifth interest) of the First Trust and accordingly each is entitled to 20% of all net income derived by such Trust from the 111,250 shares of Common Stock held by such Trust.

              (e)  Not applicable.





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

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF ISSUER.

       Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              1. Joint filing agreement of the signatories to this Statement (incorporated by reference to Exhibit 1 to Schedule 13D, dated January 9, 1991, and referred to in the introduction to this Schedule 13D as the "Original Statement").

              2. Agreement among the Corporation, Holdings and NBI Acquisition Corp. dated as of October 11, 1989, as amended (incorporated herein by reference to Exhibit 1 to the Corporation's Current Report on Form 8-K dated January 12, 1990).

              3. Trust Agreement dated December 20, 1989 (incorporated by reference to Exhibit 5 to the Original Statement).

              4. Trust Agreement dated November 8, 1990 (incorporated by reference to Exhibit 6 to the Original Statement).





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

SIGNATURE.

              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct. This amendment may be executed in any number of counterparts, each of which shall constitute one and the same amendment.

Dated:  February 23, 1996



                                        /s/ Stephen Lange Ranzini
                                        ----------------------------------------
                                        Stephen Lange Ranzini, individually and
                                        as trustee under an Irrevocable Trust
                                        dated December 20, 1989



                                        /s/ Joseph L. Ranzini
                                        ----------------------------------------
                                        Joseph L. Ranzini, individually and as
                                        trustee under an Irrevocable Trust dated
                                        November 8, 1990



                                        /s/ Mildred Lange Ranzini
                                        ----------------------------------------
                                        Mildred Lange Ranzini, individually and
                                        as trustee under an Irrevocable Trust
                                        dated November 8, 1990 and as trustee
                                        under an Irrevocable Trust dated
                                        December 20, 1989





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

                                 Exhibit Index


Exhibit No.      Exhibit Description

   1. Joint filing agreement of the signatories to this Statement (incorporated by reference to Exhibit 1 to Schedule 13D, dated January 9, 1991, and referred to in the introduction to this Schedule 13D as the "Original Statement").

   2. Agreement among the Corporation, Holdings and NBI Acquisition Corp. dated as of October 11, 1989, as amended (incorporated herein by reference to Exhibit 1 to the Corporation's Current Report on Form 8-K dated January 12,
                 1990).

   3. Trust Agreement dated December 20, 1989 (incorporated by reference to Exhibit 5 to the Original Statement).

   4. Trust Agreement dated November 8, 1990 (incorporated by reference to Exhibit 6 to the Original Statement).





                                       15